Exhibit 99.29

Volaris Reports June 2015 Traffic Results, Passenger Traffic Growth of 24%

MEXICO CITY--(BUSINESS WIRE)--July 6, 2015--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today reported June 2015 and year-to-date preliminary traffic results.

During the month of June 2015, Volaris continued its capacity discipline in the domestic market and strong growth in the international market. Total capacity as measured in Available Seat Miles (ASMs) for the month of June increased by 20.9% year over year, and total passengers were 991 thousand, an increase of 23.7% year over year. Volaris’ total demand for the month of June measured in Revenue Passenger Miles (RPMs) increased 20.5% year over year, reaching 960 million. Network load factor for the month of June reached 83.5%, a decrease of 0.2 percentage point’s year over year.

During the month of June 2015, Volaris started to fly two new domestic routes (Cancun – Tuxtla Gutierrez and Cancun – Villahermosa) and three international routes (Leon – Los Angeles, Cancun – Guatemala and Guadalajara - Guatemala).

The following table summarizes Volaris’ traffic results for the month.

	June 2015	June 2014	Variance	Six Months Ended June 2015	Six Months Ended June 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	664	585	13.5%	3,663	3,403	7.6%
International	296	211	40.1%	1,536	1,197	28.4%
Total	960	796	20.5%	5,199	4,600	13.0%
ASMs (in millions, scheduled & charter)
Domestic	817	716	14.1%	4,489	4,247	5.7%
International	332	235	41.4%	1,886	1,418	33.0%
Total	1,149	951	20.9%	6,375	5,665	12.5%
Load Factor (in %, scheduled)
Domestic	81.2%	81.7%	(0.5) pp	81.6%	80.1%	1.5 pp
International	89.1%	90.1%	(1.0) pp	81.3%	84.4%	(3.1) pp
Total	83.5%	83.7%	(0.2) pp	81.5%	81.2%	0.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	786	657	19.6%	4,344	3,737	16.3%
International	205	144	42.4%	1,047	817	28.1%
Total	991	801	23.7%	5,391	4,554	18.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 145 and its fleet from four to 53 aircraft. Volaris offers more than 240 daily flight segments on routes that connect 39 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net